Syngenta International AG Schwarzwaldallee 215 CH-4002 Basel Switzerland www.syngenta.com
VIA EDGAR SUBMISSION AND COURIER

Ms. Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549−7010
USA

Basel, June 30, 2011

Re:	Syngenta AG
Form 20-F
Filed February 17, 2011
File No. 001-15152

Dear Ms. Cvrkel:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated June 17, 2011 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20−F of Syngenta AG (“Syngenta” or the “Company”) filed February 17, 2011 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers in the below responses are to the page numbers of the Annual Report.

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Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

– Overview, page 30

1.
We note your disclosure that Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) impairment, (ii) adjustments to revenue and trade receivables, (iii) environmental provisions, (iv) defined benefit post-employment benefits, including pension asset ceiling, (v) deferred tax assets, (vi) uncertain tax positions, and (vii) foreign currency translation of intercompany funding. We further note that you refer to the discussion of these policies in Note 2 to the financial statements. Please revise Item 5 to include a discussion of your critical accounting estimates. This section should supplement your disclosure in the notes to the financial statements and should include:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.
Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Syngenta’s discussion of its critical accounting estimates located in Note 2 of its consolidated financial statements (pages F-22 to F-26) was expressly designed to respond not only to the International Accounting Standards (“IAS”) 1.125-133 requirements to disclose “Sources of estimation uncertainty” but also to the SEC’s requirements in FR-72. Although the two requirements are worded differently, they are similar in content. In Syngenta’s view, a combined disclosure in Note 2 of its consolidated financial statements meeting both requirements, to which the topic in Item 5 of the Annual Report is cross referenced, is helpful and convenient to  users of the Annual Report, because similar information is located in one place.

Syngenta recognizes that the discussion and analysis in Item 5 of the Annual Report is intended to supplement and not duplicate the accounting policy description and quantitative information disclosures required by International Financial Reporting Standards (“IFRS”). Syngenta’s understanding of the Staff’s practice is that cross referencing Item 5 of the Annual Report to Note 2 of its consolidated financial statements fulfils its obligations under Item 5 of Form 20-F provided that the contents of Note 2 of its consolidated financial statements respond to the FR-72 requirements. For ease of reference, Syngenta sets out below the disclosures which it believes meet the FR-72 requirements.

Impairment (pages F-22 and F-23)

Syngenta discusses why its impairment estimates and assumptions bear the risk of change:

“The main assumptions in respect of Crop Protection include future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions and products’ lives….. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products.”

Syngenta discloses how it arrived at its estimates:

“The main assumptions in respect of Crop Protection…. are reviewed annually as part of management’s budgeting and strategic planning cycles”

“The value in use of the [Seeds NAFTA Corn and Soybean] CGU has been calculated based on 15 year cash flow forecasts in order to reflect the economic benefits of the full commercialization of new products. Over that period Syngenta’s forecasts assume that new trait introductions by seed companies will increase total market value in both corn and soybean, and that Syngenta’s traits will obtain an increased share of those markets”.

Syngenta discloses a cash generating unit (“CGU”) for which changes in its previous estimates led to an impairment loss being recorded in 2010. It explains the reasons for those changes and analyzes the specific sensitivity of its 2010 impairment estimates to reasonably possible future changes:

“In Crop Protection in 2009, one CGU which contains US$46 million of property, plant and equipment and US$36 million of intangible assets, excluding goodwill, and to which US$16 million of goodwill was allocated, had a recoverable amount equal to its carrying amount. In 2010, forecast future cash flows for this CGU have declined because of competitive price reductions in response to depressed market conditions, combined with increased distribution costs. This caused a US$4 million impairment loss to be recognized. Syngenta believes that the market sector in which this CGU operates will continue to grow faster than the Crop Protection market as a whole. The recoverable amount has been calculated assuming an 8.4% discount rate, a 5% compound annual sales growth rate (CAGR) over the five year horizon and a 3% long-term annual growth rate thereafter.

The sensitivity of the recoverable amount to these assumptions, expressed as additional impairment losses, is as follows:

1% increase in post tax discount rate	US$34 million

Long-term growth rate reduced to 2%	US$23 million

Both the above changes together	US$47 million”

Syngenta also discloses where it believes estimates related to its most material goodwill balances are not likely to change in the foreseeable future to such an extent as to cause an impairment:

“US$703 million of goodwill is tested at the Crop Protection total segment level (2009: US$702 million). In the opinion of Syngenta, the recoverable amount is not sensitive to reasonably possible changes in any of the assumptions underlying the cash flow projections used for the impairment test”

“Goodwill of US$315 million has been allocated to the Seeds NAFTA Corn and Soybean CGU….. The carrying amount would be sensitive only to significant reductions in income or unidentified product related regulatory, technical or intellectual property issues which Syngenta does not consider reasonably possible at this time.”

Adjustments to revenue and trade receivables (pages F-23 and F-24)

Syngenta discloses why its estimates and assumptions related to sales discounts, sales returns and bad debts bear the risk of change:

“Syngenta’s products are consumed mainly by growers. The timing and amount of cash inflows received by growers is impacted by a broad range of economic and political risks, including crop yields and prices, the availability of credit, and the cost of agricultural inputs such as the products sold by

Syngenta and its competitors. The cash flows of distributors that supply Syngenta’s products to growers and represent the majority of Syngenta’s customers are also impacted by these factors.”

Syngenta discloses how it arrived at its estimates:

“Syngenta records the estimated cost of these [incentive] programs when the related sales are made, based on the programs’ terms, market conditions and historical experience… accruals for estimated product returns, which are based on historical experience of actual returns….. allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries… Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.”

Syngenta provides analysis of the recent changes in its bad debt related estimates. Our comment that Syngenta’s strong collection performance over the last ten years represents a sufficient basis for estimating future write-offs is relevant to the likelihood of future changes. Our ability to predict future changes is however limited by the economic risks to which we referred in the first extract above.

Environmental provisions (page F-24)

Syngenta discloses why its estimates and assumptions related to environmental provisions bear the risk of change:

“The assumptions used by Syngenta to estimate its environmental provisions may change significantly before or during the remediation period due to changes in the extent of remediation required or the method used to remediate the damage. In addition, increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available. The major uncertainties which impact the outcome of remediation are:

–           the extent of the contaminated land area, which is not always limited to land occupied by the Syngenta site. Ongoing monitoring or remediation work may identify changes in the area believed to be contaminated.

–           the nature of the work Syngenta will be obliged to perform or pay for. This depends upon the current or proposed use of contaminated land, substantively enacted legislation, and land zoning by and negotiation with the relevant regulatory authorities. In Switzerland, proposed remediation plans at certain sites may be subject to public referenda.

–           sharing of costs with other past and present occupiers of Syngenta’s sites. At certain shared sites, Syngenta is responsible for an agreed proportion of remediation costs, which may change following discussions with authorities and the affected third parties. At other sites, third parties have agreed to reimburse Syngenta for some or all of the costs it incurs”.

Syngenta comments on how it arrived at its estimates, and on the reasons for recent changes in those estimates, as well as on the likelihood of future changes:

“In 2010, the most significant changes were caused by clarification from the regulator of the remedial work it requires at one site and a reduction in Syngenta’s share of the total estimated costs at another site. Recent proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided.”

Syngenta analyzes and quantifies the sensitivity of its most material estimates to future change:

“In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 50% of the total environmental provision recognized at December 31, 2010.”

That total amount, US$394 million, was disclosed in the preceding sentence of our filing.

Defined benefit post-employment benefits, including pension asset ceiling (pages F-22 and F-25 to F-26)

On page F-25, Syngenta comments on the accuracy of its estimates and assumptions, on the reasons for changes and on the variability of past and future outcomes, cross referring to the detailed disclosures elsewhere in the financial statements:

“The specific assumptions used are disclosed in Note 22 below, along with the experience variances between actual and assumed results for the past five years. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.”

This paragraph is immediately followed by a quantitative sensitivity analysis for its discount rate and expected return on asset assumptions.

In subsequent paragraphs, Syngenta gives a detailed description of how it determines its discount rate and mortality assumptions.

On page F-22, Syngenta also explains how it estimated the accounting impact of the IAS 19.58 asset ceiling rules for each of its largest pension plans.

In Item 5 of the Annual Report, on pages 40 and 47, Syngenta has also specifically commented on how changes in estimates related to its defined benefit pension plans have impacted the trend in its results of operations. In future filings, Syngenta will consolidate these comments with its disclosures in Note 2 of its consolidated financial statements.

Deferred tax assets (page F-26)

Syngenta explains why its estimates related to deferred tax assets bear the risk of change:

“The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters.”

“In the longer term, the likely introduction of a revised transfer pricing model, and additional forecast capital investment in the sugar cane business create uncertainty”.

Given that many of the key decisions which could potentially result in future changes in estimates are made by tax authorities, they are outside Syngenta’s control. Syngenta believes that it cannot predict these potential future decisions and for that reason cannot quantify future changes in estimates. Syngenta discloses that fact.

Syngenta explains significant changes to deferred asset recognition in 2010:

“In Brazil, at December 31, 2010 the carrying amount of deferred tax assets recognized in the consolidated balance sheet was US$84 million (2009: US$20 million). Syngenta has restricted the amount of deferred tax asset recognized for this subsidiary to the amount recoverable from the forecast taxable profits in the three years following the balance sheet date. In 2009, only the forecast profits in the year immediately following the balance sheet date were taken into account. The longer forecast profit horizon used for the December 31, 2010 estimate results from the continued generation of actual taxable profits by this subsidiary.”

Uncertain tax positions (page F-26)

Syngenta gives an explanation on page F-26 of the issues which cause uncertainty in the uncertain tax position estimates:

“Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain, are international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices and charges for products and services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions.”

Syngenta describes the process of arriving at its estimates:

“Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority.”

Syngenta comments on material changes in estimates within the periods presented in its filing:

“During 2008, as further disclosed in Note 7, Syngenta reached agreement with the tax authorities in several countries with regard to tax positions which had been open over a number of years and were considered to be uncertain. Syngenta consequently released provisions recorded in prior years where those provisions exceeded the amount of the liability determined in accordance with the agreements. These provision releases represent the major part of the US$154 million amount for 2008 disclosed in Note 7 as adjustments to current income tax expense for prior periods.”

Syngenta discloses the liabilities it has recorded for uncertain income tax positions, but, for the same reason as disclosed for its deferred tax asset estimates, does not quantify the effect of future decisions by tax authorities, which by their nature may be unpredictable. Syngenta has, however, given an indication of the extent of expected settlements of liabilities in the following period:

“The liability for uncertain income tax positions which Syngenta expects to be resolved in 2011 is less than 10% of total recognized current income tax liabilities.”

Foreign currency translation (page F-22)

The uncertainty related to applying IFRS foreign currency translation principles affects not so much the amount of translation gains and losses recognized as the timing of recognizing those gains and losses in profit or loss as opposed to in other comprehensive income (OCI). On page F-22, Syngenta quantifies the impact of its judgments on its reported earnings for 2009 and 2008 and explains the absence of a similar impact in 2010.

Note 2. Accounting Policies

-           Changes in Accounting Policies, page F-10

2.
We note your disclosure that you have changed from the corridor method of deferred recognition of actuarial gains and losses to recognizing these actuarial gains and losses in the periods in which they arose. We also note your disclosure that you believe the immediate recognition in OCI method presents Syngenta’s post-employment defined benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method because the amounts presented are closer to the underlying actuarial position to the post-employment plans. Please explain to us why you decided that this change was necessary in fiscal year 2010. As part of your response please tell us the nature of any changes in circumstances that occurred during 2010 or 2009 that resulted in the conclusion that this change was necessary. Also, please clearly explain to us why you believe that applying this new accounting policy results in reliable and more relevant information about the effects of transactions, other events or conditions on your financial position, financial performance or cash flows. See guidance in IAS 8.

Syngenta’s review of its accounting policy for actuarial gains and losses was initiated shortly after the International Accounting Standards Board (the “IASB”) amended IAS 19 in December 2004 to allow an option to recognize actuarial gains and losses in OCI (“immediate recognition through OCI method”) in the period in which they arise. In 2005, most IFRS and US GAAP preparers were still using the corridor method to determine the amounts of their reported pension assets and liabilities. Syngenta did not change its accounting policy at that time because of concerns about comparability of its financial statements with those of other companies. However, Syngenta noted that the IASB began a project to revise the accounting for post-employment benefits in 2006. From that time onwards, Syngenta kept its accounting policy under review, which Syngenta disclosed on page 57 of its 2006 annual report on Form 20-F filed with the SEC on March 7, 2007. In Syngenta’s view, the timing of changing its accounting policy was a matter of judgment. There was no definitively right or wrong time to make the change. Over time, the factors in favor of changing this accounting policy had become progressively stronger. Syngenta was especially influenced by the following facts:

•
Comments by accounting standard setters and regulators on the acceptability of the corridor method had become increasingly adverse. For example, in paragraph BC12 of the Basis for Conclusions to its Exposure Draft ED/2010/3 “Defined Benefit Plans: Proposed amendments to IAS 19”, published in April 2010, the IASB affirmed its view that “ ... financial reporting will be significantly improved if entities recognise all changes in the fair value of plan assets and in the long-term employee benefit obligation in the period in which those changes occur.” Changes to US GAAP during this time, while not identical to those introduced by the IASB, also meant that reported pension assets and liabilities no longer include deferred gains and losses.

•
An increasing number of IFRS preparers adopted the immediate recognition through OCI method. Syngenta analyzed the accounting policies of the companies constituting the Euro Stoxx 50 index, based on their 2006 financial statements. At that time, only 30% of those companies applied the immediate recognition through OCI method, as contrasted with 58% who applied the corridor method. Syngenta repeated this analysis in late 2009, based on the 2008 financial statements of the index members. By then, 52% were using the immediate recognition through OCI method, and only 42% were still using the corridor method, indicating a significant shift in favor of immediate recognition through OCI.

•
As disclosed in its 2008 consolidated financial statements, the amount of Syngenta’s unrecognized actuarial losses increased significantly as a result of financial market volatility in the second half of 2008, from US$592 million at December 31, 2007 to US$874 million at December 31, 2008. These unrecognized losses increased by a further US$100 million in 2009. This increased the divergence between the underlying actuarial funded status of Syngenta’s plans, represented by the surplus or deficit on an IAS 19 basis, and the asset or liability amounts reported for those plans in Syngenta’s financial statements.

These factors led to a decision in principle that the reasons in favor of Syngenta adopting immediate recognition through OCI method had become more persuasive than the reasons against making such a change. Syngenta disclosed this decision in Item 5 (pages 36 and 37) of its 2009 annual report on Form 20-F filed with the SEC on February 18, 2010:

“In view of the increasing amount of actuarial losses not recognized in its consolidated balance sheet, Syngenta will change, effective January 1, 2010, its accounting policy for recognizing actuarial gains and losses on defined benefit pensions and other postemployment benefits, as permitted by IAS 19, “Employee Benefits”, from the ‘corridor’ method of deferred recognition to immediate recognition in other comprehensive income”.

In Note 2 to its 2009 consolidated financial statements (page F-19 of its 2009 annual report on Form 20-F), Syngenta also indicated the effect on its consolidated financial statements had it adopted immediate recognition through OCI method at that time.  The change was implemented in 2010 in order to allow sufficient time to upgrade reporting systems, communicate the change to Syngenta’s actuaries, provide training and revised reporting instructions to some 30 Syngenta subsidiaries responsible for its various defined benefit pension plans, analyze the impact of the change on Syngenta’s income tax accounting, and prepare retrospectively adjusted comparative financial information as required by IAS 8.

–Critical Accounting Estimates
– Impairment Review, page F-22

3.
We note your disclosure that the pre-tax discount rates used in your impairment analysis were 7% to 8.5% except for one CGU that has been discounted at 14.8%. Please explain to us why a discount rate of 14.8% was determined to be appropriate for one CGU. As part of your response, please indicate the nature of the CGU and any changes to the CGU during 2010 that resulted in a higher discount rate from the other CGUs and from previous periods.

The CGU to which this disclosure refers consists of a Crop Protection active ingredient which Syngenta decided during 2010 to phase out from its product range over the next few years. The remaining cash flows are sufficient to support the US$8 million carrying amount of the related intangible asset. Compared to the majority of CGUs, a relatively higher proportion of the total pre-tax cash flows was considered as being non taxable. These cash flows represent the recovery of amounts previously tied up in working capital.

The IASB’s Basis for Conclusions to IAS 36, paragraph BCZ85, states that “in theory, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result.” Syngenta uses a weighted average cost of capital (“WACC”) technique to estimate the discount rate used to calculate non-current asset recoverable amounts. Consistent with the IAS 36 BC comments, because WACC is a post-tax rate, Syngenta applies the WACC derived discount rate to forecast post-tax cash flows of CGUs that it is testing for impairment in order to determine their net present value. Syngenta then calculates the pre-tax rate which, when applied to the corresponding pre-tax cash flows, would give the same net present value. Because of the relatively significant non taxable cash flows of this CGU, the gap between pre-tax and post-tax discount rates was much larger than for other CGUs tested by Syngenta for impairment in 2010. The derived pre-tax discount rate for this CGU appears as an outlier compared to the range of rates used by Syngenta, and was disclosed for that reason despite the immateriality of the asset concerned. The inputs and methods used to derive the rate for this CGU are fully consistent with those used for other CGUs.

Note 3. Acquisitions, page F-27

4.
We note that on November 8, 2010, you acquired a 50% equity interest in Greenleaf, an entity that was previously accounted for as a joint venture with Pioneer. Please tell us how you accounted for the acquisition of this interest, including how you accounted for the joint venture prior to November 8, 2010 and why the acquisition of Pioneers 50% interest resulted in a gain. Also, in light of the fact that you disclose in Note 14 that Greenleaf Genetics LLC became a subsidiary on November 8, 2010, please tell us how you are accounting for your 50% interest in this entity subsequent to acquisition. If you are consolidating the entity, please explain to us why you believe consolidation is appropriate.

Syngenta and Pioneer formed Greenleaf as a joint venture in 2006, each holding a 50% interest. Syngenta accounted for its 50% interest in the joint venture from 2006 until November 8, 2010 using the equity method of accounting, in accordance with its accounting policy as stated on page F-14. On November 8, 2010, Syngenta acquired Pioneer’s 50% interest, resulting in Greenleaf becoming a 100% owned subsidiary of Syngenta. For that reason, Syngenta considered it appropriate to consolidate Greenleaf with effect from November 8, 2010.

In the paragraph quoted above by the Staff, Syngenta is referring to the acquisition of Pioneer’s interest. In the following paragraph on page F-27, the phrase “Syngenta’s existing 50% equity interest in Greenleaf” refers to the 50% interest Syngenta had held in Greenleaf since the inception of the joint venture in 2006.

Syngenta accounted for the acquisition of Pioneer’s 50% interest in Greenleaf in accordance with IFRS 3 (revised 2008). Paragraph 42 of IFRS 3 requires that “in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss....in profit or loss”. The US$19 million gain disclosed on page F-27 resulted from applying that requirement, and from the fact that the joint venture had developed its business since inception so that the fair value of Syngenta’s 50% interest at November 8, 2010 exceeded its carrying amount as determined in accordance with equity method accounting.

Note 28. Financial Assets and Liabilities, page F-70

5.
We note from table that discloses income, expense, gains and losses relating to financial instruments recognized in profit or loss, that during 2010 you had a $43 million reversal of impairment charges. Please explain to us the nature of the asset which had been impaired and tell us why you believe it was appropriate to reverse these impairment charges during 2010. Also, please identify the line item on the income statement where this amount is included.

The US$43 million impairment reversal relates to trade receivables. As mentioned in our response to the Staff’s question 1 above in respect of adjustments to revenue and trade receivables (page F-24), Syngenta discloses and analyzes this reversal of impairment as part of its discussion of its estimates of bad debts.

In the second half of 2010, market prices for major commodity crops, such as corn, soybean and wheat, increased significantly. This led to a more favorable business environment for Syngenta than had existed since the economic crisis began in the second half of 2008. Syngenta’s cash collections from customers improved, particularly in emerging markets. Overdue receivable amounts were significantly lower at the end of 2010 than they had been in 2009 and 2008, as shown in Note 9 of its consolidated financial statements. These factors, taken together with the strong historical collection performance discussed on page F-24, contributed to Syngenta’s determination that it was no longer appropriate to maintain receivable impairment allowances at the same level as in previous years.

Syngenta includes trade receivables impairments and reversals of impairments in the “Marketing and distribution” line in its consolidated income statement.

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41−61−323−5362) or James Halliwell, Group Financial Controller (+41−61−323−7074), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212−450−4111) of Davis Polk & Wardwell LLP, Syngenta’s counsel, with respect to this letter.

Very truly yours, /s/ John Ramsay
John Ramsay Chief Financial Officer
cc:

Michael Mack
James Halliwell
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell LLP

Nigel Jones
Ernst & Young AG